Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

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Today, Aurora and Reinvent Technology Partners Y announced their agreement to merge. In my own view, this is awesome news — because I’ve been an investor in Aurora since February 2018 when I co-led its Series A round for Greylock and joined Aurora’s board.

At this point, it’s well understood that creating AV technology is an extremely challenging undertaking – especially when, as with Aurora, the goal is not just to put one or two prototype vehicles on the road, but rather to develop safe, robustly tested, and truly road-ready technology with the capacity to scale quickly. It’s a process that requires significant internal resources and a strong ecosystem of trusted partners.

Meanwhile, market pioneers in blitzscale-up mode are exactly the kind of company Reinvent aims to serve with its “venture capital at scale” strategy. This deal represents one of the largest public capital raises to date, giving Aurora the resources I believe it needs to keep building out its team, enhancing its technology, and completing the ambitious path to market it has mapped out and is successfully executing against.

This deal has been an unusual experience for me. I recused myself from both sides, because I am an investor in Aurora and a member of the Aurora board, and I am also a co-sponsor of Reinvent and an investor in Reinvent Capital (which has an investment in Aurora). At the end of the deal discussions, I was offered a chance to invest again in Aurora through the PIPE, which I quickly signed up for. For the same reasons that I co-led the Series A for Greylock and co-invested with Reinvent Capital, I’m a strong believer in Aurora’s accelerating path to create the best, safest autonomous drivers for trucks and cars.

The Road to AV

I’ve been engaged in the AV tech space closely since 2015, when I first wrote about the potential of AV technology to make human mobility safer, more sustainable, and more efficient. And when I later learned that Aurora was forming, I knew it was a company I wanted to invest in. Its three co-founders already had deep experience in the nascent AV space, with each of them playing key roles at early leaders in the field. Chris Urmson, Aurora’s CEO, had co-founded and led Google’s self-driving program, now known as Waymo. Drew Bagnell, Aurora’s CTO, had played a key role in Uber’s initial autonomous vehicle efforts and also ran a robotics-oriented research lab at Carnegie Mellon for more than a decade before that. Sterling Anderson, Aurora’s CPO, had led Tesla’s Model X program to its launch in 2015, then led the team that delivered Autopilot.

Together, they knew virtually everything there was to know about building autonomous vehicles at that point. And with Aurora, they had an opportunity to apply their learnings synergistically, with a surer sense of the terrain they were tackling and a deeper understanding of the strategies and resources they would need to navigate it successfully. In a sense, each brought their learnings to build the next generation of safe autonomy from a new blank slate.

Since then, they’ve come a long way in a short time. The Virtual Testing Suite that Aurora has developed allows it to simulate the on-road equivalent of over 20 million miles every day. This approach enables them to experience and thus learn from scenarios and driving conditions that would take a large on-road fleet decades to experience. This accelerates their ability to better understand and solve for long-tail events like navigating construction zones and debris in the road.

Aurora has also formed key strategic partners with some of the world’s biggest and most established transportation companies. Toyota, for example, is the biggest passenger-car manufacturer in the world. Paccar and Volvo account for nearly 50% of the class 8 trucks sold in the U.S. Uber is the world’s largest ride-hailing network. Aside from their market size, partnering with manufacturers that have been in business for almost a century suggests how much broad and deep diligence has been done on Aurora’s team and technology, and how much trust these iconic companies harbor for Aurora’s AV vision.

Similarly, Aurora has made multiple strategic acquisitions over the last several years. TechCrunch called its acquisition of Uber’s ATG unit the biggest AV story of 2020. Acquiring it has given Aurora the chance to incorporate its most innovative hardware technologies into its own hardware kit. In addition, assimilating ATG’s world-class safety team has allowed Aurora to launch a Safety Advisory Board, an updated Voluntary Safety Self-Assessment (VSSA) report, and a Safety Management System.

Other key acquisitions include Blackmore and OURS, which allow Aurora to incorporate best-in-class technology at an accelerated pace. With Blackmore, Aurora has purpose-built an in-house lidar sensor, branded as FirstLight Lidar, which is capable of detecting both the precise location and velocity of other vehicles, giving the Aurora Driver system a distinct advantage when traveling at highway speed. With OURS, Aurora will be able to put FirstLight Lidar on a silicon chip, which will make it even cheaper, more reliable, and powerful.

Between its world-class development team, its industry partnerships, and its acquisitions, Aurora is on track to deliver its first commercial product and service — Driver-as-a-Service — in 2023. Aurora is also now conducting tests of its system in Texas for use in the trucking industry, and anticipates announcing commercial pilots with large shippers/carriers by the end of this year.

At this point, we’re more than a decade into serious commercial efforts to build AV technology. Because the technical challenges are so compelling and the potential economic rewards are so great, the AV space has attracted some of the greatest talent on the planet. There are many companies working to establish themselves as the long-term leaders of this space.

But after numerous conversations I had with Chris Urmson in the years prior to Greylock’s original Series A investment in 2018, I had quickly recognized how valuable his combination of technical prowess, leadership skills, and overall passion for autonomous vehicles and the positive impact it could have on the world made him special. If anyone could be Henry Ford 2.0, the person who could develop this new technology and make it work on a mass-market level, it was him. That’s why I invested in Aurora in 2018 — and since then, my belief in the company’s vision and execution has only grown stronger. I’m excited about the merger between Reinvent and Aurora, and thrilled for the opportunity to invest again in Aurora on a personal level through the PIPE.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.